U.S. Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

Dell Technologies Inc.

2. Name of persons relying on exemption:

P. Schoenfeld Asset Management LP

3. Address of persons relying on exemption:

1350 Avenue of the Americas, 21st Floor, New York, NY 10019

4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1)

See attached.

EXHIBIT 1

PSAM DECLARES INTENT TO VOTE AGAINST THE DVMT TRANSACTION UNLESS CONSIDERATION IS INCREASED BY AT LEAST 20%

Outlines, in Letter Delivered to Dell Board on October 26, Principles of a Constructive Solution Emphasizing Importance of a Negotiated Transaction

Calls for VMware Special Dividend to NOT be Contingent on DVMT Transaction

NEW YORK, NY – Oct. 29, 2018 – P. Schoenfeld Asset Management (“PSAM”), a registered investment adviser that advises clients who own more than $150 million of shares of Dell Technologies, Inc. (“Dell” or the “Company”) Class V Common Stock (“DVMT”), today, after failure by the Company to issue a substantive response, released a letter that was delivered to the Dell Board of Directors on October 26 reaffirming PSAM’s view that the consideration offered in the definitive proxy statement for the proposed conversion of DVMT into publicly traded Dell Class C Common Stock (the “DVMT transaction”) is grossly inadequate. As a result, PSAM intends to vote AGAINST the transaction as currently proposed.

As outlined in the letter, PSAM states its firm belief that Dell must increase the offered consideration by at least 20% to narrow the discount and value the DVMT stock more fairly. Further, the letter outlines that:

•	The Company’s valuation of the Class C Shares as part of the consideration to DVMT holders is unsupportable and contrary even to Dell’s recent valuations of such shares.
•	A conventional IPO without a simultaneous Class V conversion introduces substantial risk, including a potential complexity discount, a substantial overhang for Class C shares as well as a potential discount associated with the extremely limited governance rights of the Class C shares.
•	A negotiated transaction to convert Class V into Class C can be completed with or without an IPO, and the letter outlines the basic principles of a constructive solution.
•	VMware’s Special Dividend should NOT be contingent on the DVMT Transaction. Instead the Dell Board of Directors, who have a fiduciary duty to act in the best interest of all Dell shareholders, should work with VMware’s Board and independent directors to eliminate the conditionality of the Special Dividend so it is paid regardless of whether the DVMT Transaction is approved or consummated.
•	The market value of the Class C shares would benefit from improved governance. Specifically, PSAM believes that both the new Class C investors and the investors that receive Class C shares in the Class V exchange deserve representation on the Dell Board.

The full text of the letter sent to the Dell Board of Directors follows:

Board of Directors
Dell Technologies Inc.
One Dell Way
RR l-33
Round Rock, Texas 78682

October 26, 2018

Dear Members of the Board:

P. Schoenfeld Asset Management LP is a registered investment adviser and, together with its affiliates (collectively, “PSAM” or “we”), advises clients who are shareholders in Dell Technologies Inc. (“Dell”) through their aggregate ownership of shares of Dell Class V Common Stock (the “DVMT Stock”) totaling more than $150 million. By letter dated September 27, we wrote to you to discuss our extensive and detailed analysis that led us to conclude that the proposed conversion of DVMT into publicly traded Class C Common Stock (the “Class C Stock”) and cash in a merger (the “DVMT Transaction”) on its current terms deeply undervalues the DVMT Stock. We also stated our firm belief that Dell must increase the offered consideration by at least 20% to narrow the discount and value the DVMT stock more fairly.

We now write to you to reaffirm our view that the consideration offered in your definitive proxy statement for the DVMT Transaction is grossly inadequate. In our opinion, your valuation of the Class C Shares as part of that consideration is unsupportable and contrary even to your own recent valuations of such shares, and that we intend to vote against the DVMT Transaction unless the consideration is increased by at least 20%. We also share our thoughts on the “contingency plan” Dell announced, and urge you, as fiduciaries of all Dell shareholders, to act to maximize the value of DVMT shares regardless of whether the DVMT Transaction is approved and consummated by working to secure an unconditional special dividend from VMware and committing to distribute the proceeds to DVMT shareholders. We continue to believe that a negotiated transaction, albeit with different terms from the proposed transaction, can bridge the gap for all shareholders.

Dell’s Current Valuation of the Class C Stock is Excessive, and Inconsistent with its Own Prior Valuations

In connection with the DVMT Transaction, Dell and the Special Committee of the Board of Directors (the “Special Committee”) have somehow determined that a share of Class C Stock should be valued at $79.77 for the purposes of the Transaction. We have previously provided you with our detailed analysis as to why this valuation is unsupportable. In its proxy statement/prospectus, the Company goes to great lengths to explain why its proposed value of a share of Class C Stock may not be indicative of the price at which such shares will actually trade on the New York Stock Exchange following the DVMT Transaction. This disclaimer that the Class C Stock might not trade at the price Dell now claims it is worth should not be surprising: earlier this year, the company used an internal valuation of $33.17 to value the stock awards of a departing employee.1 This valuation was approved by the Board and represents a 58% discount to what Dell now says the shares are worth. At the time of that valuation, Dell stated that the price was “based upon the good faith determination by the Board of Directors of the fair market value of a share of Class C Common Stock.”2 That price is not the only Company valuation that is wildly inconsistent with Dell’s valuation under the current proposed transaction. The Company issued shares at a value of $27.50 at the close of Dell’s acquisition of EMC Corporation in September 2016. In October 2017, Dell valued the Class C Stock at $32.70 per

1Dell Proxy Statement (May 15, 2018).

2 Id.

share in a small tender offer for such shares.3 In April 2018, the Board set a valuation of $49.28 for the purposes of equity award grants and the repurchase of existing shares4. Even this most recent valuation represents a significant 38% discount to the proposed transaction value of $79.77. Thus, the Board valued shares of Class C Common Stock at $27.50 in the Fall of 2016, $32.70 in the Fall of 2017, $33.17 in February of 2018, $49.28 in April of 2018, and now, miraculously, $79.77 for purposes of the DVMT Transaction.

A Conventional IPO without a Simultaneous Class V Conversion Introduces Substantial Valuation Risks

Our previous analysis discussed the three types of discounts that the market could ascribe to Dell Class C stock in a conventional IPO. Tracking stocks are an infrequently used structure in the current capital markets, and therefore are frequently misunderstood by investors. If the public shareholders of Class V track a 50% interest in VMware, then Classes A, B, and C by definition track a group of assets that represent all of the businesses owned by Dell with the exception of the VMware interest assigned to DVMT. This will almost certainly introduce a complexity discount. Companies with multiple subsidiaries but less complicated organizational structures are often accorded greater than 20% holding company discounts. From another perspective, an IPO that is not combined with a simultaneous exchange offer for the Class V shares introduces a substantial overhang into the equation for the Class C shares. Finally, the extremely limited governance rights of the Class C shares introduce yet another type of discount.

In light of the above factors, we find it difficult to believe that the value of a share of Class C Stock more than doubled between early 2018 and July 2018, when the terms of the transaction were announced. Further, we are perplexed by the failure of Dell’s Board to sufficiently explain how their own valuation of the Class C Stock could have changed so much so quickly. Even if some discount is appropriate when valuing the private Class C Stock versus its public market value, such a large valuation gap cannot be justified.

A Negotiated Transaction to Convert Class V into Class C Can be Completed with or without an IPO

Following opposition from us and other Dell shareholders to the insufficient consideration proposed in the DVMT Transaction, Dell announced that as a “potential contingency plan in the event that the DVMT Transaction is not consummated, Dell has met with certain investment banks to explore a potential initial public offering of its Class C Common Stock.”5 As we summarized above and detailed in our presentation filed with the SEC on October 5, we simply do not believe that the Company will be able to back up its $79.77 valuation of shares of Class C Stock through a robust IPO. That said, it has been reported in the press that the investment banks pitching for the IPO came in with valuations ranging from a low of $90 to as high as $135.

Silver Lake’s registration rights for its Class B shares define a qualified IPO as encompassing 10% of the pro forma fully diluted shares outstanding. We agree that this represents a realistic transaction for benchmarking the equity value of Dell, and it is likely that a majority of investors would share this view. Therefore, an opportunity exists for all classes of shareholders in Dell to benefit from a creative solution in which a reference IPO is combined with an exchange offer for Class V. All investors would be able to judge a transparent value based on a comprehensive solution. Moreover, the transaction structure would be similar to the collars that are frequently used in acquisition agreements, and therefore is a concept well accepted by investors.

3 Tender Offer Statement on Schedule TO (October 17, 2017).

4 Dell S-4 Proxy (October 19, 2018)

5 Current Report on Form 8-K (October 3, 2018).

The basic principles of a constructive solution could encompass the following features:

1)	Dell would reach an agreement with the Class V shareholders that makes completion of an exchange offer for Class V contingent on Dell completing a sale of Class C shares for cash and equal to 10% of its pro forma shares outstanding.
2)	The exchange offer for the Class V shares would deliver $130 of cash and Class C shares as consideration per Class V share. A portion of the cash consideration to the Class V shareholders would be funded by the sale of new Class C shares.
3)	VMware would pay its special dividend and Dell would receive its approximately $9 billion share of such distribution. These funds could be used to finance a portion of the cash consideration in the Class V exchange offer in addition to the proceeds from the sale of new Class C shares.
4)	The reference price for the Class C consideration would be the price paid by the new investors in Class C shares (the “Cash Investment Price”).
a.	If the Cash Investment Price equaled $80, then the exchange ratio and cash consideration would equal $130 per Class V share.
b.	If the Cash Investment Price was between $80-100, then the stock ratio would decrease to keep the combined Class C and cash consideration flat at $130 per Class V share. If the Cash Investment Price was above $100, then the consideration to the Class V shareholders in the exchange offer would accrete above $130 per Class V share.
c.	If the Cash Investment Price was between $60-80, then the stock ratio would increase to keep the combined Class C and cash consideration flat at $130 per Class V share. If the Cash Investment Price was below $60, then the consideration to the Class V shareholders in the exchange offer would erode below $130 per Class V share.

A Class V exchange offer that employs a reference IPO but does not encompass a collar is very similar to the adjusted terms that we proposed in our previous analysis. All shareholders benefit proportionally as the value of Class C fluctuates up or down. However, the structure outlined above allows management and existing Class A, B, and C shareholders to send an optimistic signal to the market and to benefit if they believe that an IPO or reference sales of Class C shares can be completed above $80. The potential also exists to use short dated CVR’s as a replacement for a reference IPO. The value of the CVR could be incorporated into the equity component of the $130 consideration per Class V share.

VMware’s Special Dividend Should Not be Contingent on the DVMT Transaction

In connection with the DVMT Transaction, the Board of Directors of VMware, a majority-owned subsidiary of Dell, agreed to issue an $11 billion one-time special dividend (the “Special Dividend”). Unfortunately, Dell and VMware have made the Special Dividend contingent on the DVMT Transaction in what appears to us to be an effort to coerce DVMT shareholders to approve the DVMT Transaction. Under its current terms, the Special Dividend is only to be paid if Dell shareholders approve the DVMT Transaction and is set to be cancelled automatically if the DVMT Transaction is terminated. As we have previously advised you, we find these terms both unjustifiable and improper.

The payment of the Special Dividend should not be conditioned upon the DVMT Transaction. When announcing the Special Dividend, VMware’s chief executive officer, Pat Gelsinger, noted that VMware is “in a position to return capital to stockholders” as a result of VMware’s “exceptional performance” and “strong cash flow generation.”6 Zane Rowe, VMware’s chief financial officer,

6 Press Release, VMware Announces One-Time Special Dividend (July 2, 2018), available at https://ir.vmware.com/overview/press-releases/press-release-details/2018/VMware-Announces-One-Time-Special-

Dividend-to-Stockholders/default.aspx.

explained that VMware has a “strong balance sheet and excess liquidity, together with better access to offshore cash,” creating “a unique opportunity to return capital efficiently to our stockholders in conjunction with Dell’s transaction” and leaving VMware with “full financial flexibility to continue to pursue organic and inorganic investments, and to return capital to stockholders.”7 In other words, VMware is in a position to issue the Special Dividend irrespective of the DVMT Transaction. We therefore request that Dell’s Board of Directors, who have a fiduciary duty to act in the best interests of all Dell shareholders, work with VMware’s Board and independent directors to eliminate the conditionality of the Special Dividend so that it is paid regardless of whether the DVMT Transaction is approved or consummated, and commit to distribute the cash proceeds allocable to the Class V Group to DVMT shareholders. Assuming the $11 billion Special Dividend remains in place, DVMT holders would receive approximately $5.5 billion, or $27 per share of DVMT, in the event the DVMT Transaction is rejected, based on their proportionate share of approximately 50% of VMware’s economics. Given VMware’s own assertions as to its excess capital, strong balance sheet, and desire to return capital efficiently to its stockholders, there is simply no reason the Special Dividend and the distribution of the cash proceeds to DVMT shareholders should be made subject to the outcome of the DVMT Transaction, and we believe doing so simply constitutes an inappropriate attempt to coerce DVMT shareholders into approving the transaction.

The Market Value of the Class C Shares Will Benefit From Improved Governance

As currently structured, the Class C shares of Dell have limited voting rights. We acknowledge that Michael Dell and Silver Lake have the majority of the invested capital in Dell Technologies. However, all of the DVMT shareholders either originally invested capital in EMC or purchased the Class V shares in the open market. As such, we believe that both the new Class C investors and the investors that receive Class C shares in the Class V exchange offer deserve representation on the Board of Directors. This can be accomplished by allowing the Class C shareholders to vote as a class for a director. Such individual would be tasked with ensuring that Class C shareholder interests are represented in any decision by Dell Technologies to engage in a transaction with affiliates.

We continue to be encouraged by the support and outreach from other Dell shareholders who share our concerns or have other reservations regarding the proposed DVMT Transaction. We expect the Board to take its fiduciary duty to all shareholders seriously, and given that we have written several letters to the Board in good faith and seeking dialogue, we believe that proper fulfillment of your fiduciary duties to non-controlling shareholders requires that Representatives of the Board meet with us in the very near future.

Very truly yours,

P. SCHOENFELD ASSET MANAGEMENT LP

Peter Schoenfeld	Richard Bilotti	Igor Kertzman

Chief Executive Officer	Portfolio Manager	Analyst

Cc: Michael S. Dell

Silver Lake Partners

7 Id.

ABOUT PSAM

P. Schoenfeld Asset Management (PSAM) is a leading global alternative asset management firm focused on investing in event driven transactions. PSAM utilizes a fundamental research based approach to analyze corporate events that may alter the control, capital structure or corporate strategy of an organization. We believe these events can frequently create mispricings of securities relative to their inherent or ultimate realizable value. Three main strategies are considered when investing: Merger Arbitrage, Distressed/Stressed Credit Opportunities and Special Situations.

In addition to offering institutional quality investment research and risk management, we are committed to industry best practices through our continued investment in operations, compliance, client service and technology.

Warning Regarding Forward Looking Statements

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS. FORWARD LOOKING STATEMENTS CAN BE IDENTIFIED BY USE OF WORDS SUCH AS "OUTLOOK", "BELIEVE", "INTEND", "EXPECT", "POTENTIAL", "WILL", "MAY", "SHOULD", "ESTIMATE", "ANTICIPATE", AND DERIVATIVES OR NEGATIVES OF SUCH WORDS OR SIMILAR WORDS. FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE ARE BASED UPON PRESENT BELIEFS OR EXPECTATIONS. HOWEVER, FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR AS A RESULT OF VARIOUS RISKS, REASONS AND UNCERTAINTIES. EXCEPT AS REQUIRED BY LAW, P. SCHOENFELD ASSET MANAGEMENT LP AND ITS AFFILIATES AND RELATED PERSONS UNDERTAKE NO OBLIGATION TO UPDATE ANY FORWARD LOOKING STATEMENT, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE DEVELOPMENTS OR OTHERWISE.

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